+1.202.551.1840

brandonbortner@paulhastings.com

July 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Jeff Kauten

Matthew Derby

Larry Spirgel

Re:	Digital World Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 23, 2023
File No. 001-40779

Ladies and Gentlemen:

We are in receipt of the letter dated July 13, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A. We are responding to the Staff’s comments on behalf of Digital World Acquisition Corp. (“DWAC” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth each of the Staff’s comments in italics below followed by the Company’s response to each comment. All capitalized terms used herein but not defined herein have the meanings assigned to such terms in Amendment No. 1 and all page number references are to the page numbers of Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A

Risk Factors

The success of the Business Combination depends in part…, page 21

1.

Your disclosure states the success of the transaction depends in part on the reputation and popularity of TMTG’s Chairman and that the potential loss of services of TMTG’s Chairman could adversely affect your revenues, results of operations and its ability to maintain or generate a consumer base on the Truth Social platform. Please consider updating this risk factor for any recent events that may impact the availability of the services of any key persons of TMTG.

U.S. Securities and Exchange Commission

July 14, 2023

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 22 of Amendment No. 1 in response to the Staff’s comment.

2.

The initial term of the exclusivity agreement with TMTG’s Chairman expired in June 2023 and there is a right to terminate the license agreement in the event the business combination was not completed on or before December 31, 2022. Please expand your risk factor disclosure to address the status of the exclusivity and license agreements, and the potential impact on the Truth Social platform if TMTG’s Chairman were to decide to exercise his termination rights under either agreement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 13 to 15 of Amendment No. 1 in response to the Staff’s comment.

General

3.

Please revise to provide disclosure of the events outlined in your Form 8-K filed on July 3, 2023. In addition, we note your disclosure that the settlement agreement is not yet definitive. Please clarify how you intend to inform shareholders prior to the vote of any updates to those events.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 30 to 31 of Amendment No. 1 in response to the Staff’s comment. In addition, once the settlement agreement becomes definitive, the Company plans to file a Current Report on Form 8-K disclosing that the settlement agreement has been finalized, file the information contained in such Current Report on Form 8-K as definitive additional proxy materials, and disseminate such information to shareholders as of the record date.

*********

If you have any questions concerning Amendment No. 1 or require any additional information, please do not hesitate to contact me at +1.202.551.1840 or brandonbortner@paulhastings.com.

Sincerely, /s/ Brandon J. Bortner of PAUL HASTINGS LLP

cc :    Eric Swider, Chief Executive Officer, Digital World Acquisition Corp.